                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2004
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  X      Form 40-F
                            ------             ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                   Yes               No   X
                       -------          -------

This Form 6-K consists of:

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

This Management Discussion and Analysis is dated August 6, 2004 and is a review of the financial condition and results of operations of Northwestern Mineral
Ventures Inc. for the three-month and six-month periods ended June 30, 2004 and should be read in conjunction with the interim financial statements and the audited 2003 financial statements. These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles.
These documents along with others published by the Company are available on
SEDAR at www.sedar.com or from the office of the Company.

The Company was formed in September 2003 for the purpose of acquiring, exploring and developing properties for the mining of precious and base metals. The
Company has no revenue generating projects at this time. The Company's ability to carry out its business plan rests with its ability to secure equity and other financings.

OVERVIEW OF PERFORMANCE

To date, the Company has optioned four mineral properties (including the after-acquired Longtom claim) in Canada and Mexico and has raised $1,700,000 through equity financings. As part of the initial public offering financing, its common shares have commenced trading on the TSX Venture Exchange under the symbol "NWT". During the current period, the Company commenced exploration on the Bear project and also undertook a major business development program.

The Company's shares also commenced trading under the symbol "NMV" on the Berlin
Stock Exchange on March 30, 2004 and on the Frankfurt Stock Exchange on April 5,
2004. Management believes that the Berlin and Frankfurt listings will be strategically important to accessing larger capital pools in the European market. Subsequent to the end of the period, the Company's common shares were split on a two for one basis.

RESULTS OF OPERATIONS/MINERAL ACTIVITIES

For the six-month period ended June 30, 2004, the Company incurred deferred exploration expenses on the Bear project of $137,227 and incurred a loss from operations of $519,657 or $0.04 per share.

During the three months ended June 30, 2004, the Company incurred exploration expenses on the Bear project of $118,039 and incurred a loss from operations of
$118,739 or $0.01 per share.

There were no comparative expenditures or operations for the 2003 periods as the
Company was only formed in September 2003. In March 2004, the Company raised financing from an Initial Public Offering of $1,500,000 through the issuance of
15 million common shares. The commission to the agent on the financing was 7% or
$105,000 and other costs for legal and accounting services amounted to $67,000.

The loss from operations for the six-month period was in large part due to the value of the stock options granted to directors and officers which amounted to
$308,000. The value of the options

was based on the Black-Scholes option-pricing model using a volatility factor of
100% and with options fully vested at date of grant. Other operating costs during the period totalled $93,000. In the first period of the Company's existence, from September to December 2003, the Company incurred operating costs and a loss of $33,000 or $0.01 per share. The 2003 period costs consisted of regulatory filing fees, audit accrual and mineral property review costs. During the current period, additional expenses have been incurred for management fees of $60,000, $15,000 of which was a retroactive amount for 2003, professional and other fees for the stock exchange listing, reviewing mineral properties and for office rent and other overheads. During the second quarter of 2004, an investor relations firm was hired for an initial one-year period at a rate of $13,500 per month. In addition, the investor relations firm was granted options to acquire
150,000 common shares of the Company. The value of these options will be expensed in the periods that they vest as described in the notes to the financial statements.

Mineral property activities during 2004 consisted of an initial option payment of $20,000 in the first quarter and in the second quarter commencement of exploration activities amounting to $118,000. These expenditures consisted of planning the drill program and expediting materials in advance of the July startup date.

The option agreement for the Bear Project calls for the Company to make cash payments totaling $270,000 and work expenditures of $5 million over a five-year period to earn a 50% interest in the project. The optionor of the project will be the operator. The Company is committed to expend a minimum of $500,000 during the first year which will be spent on the drilling program on the Longtom claims. The Optionor will also contribute an equal amount to the current program. Subsequently, all expenditures will be incurred by the Company until it has reached its commitment level.

The Bear Project is a grass roots project with indications of iron oxide, copper, gold ("IOCG") deposits from prior exploration conducted in 2002 when
Fronteer Development Group conducted geological mapping and rock and soil sampling to test for IOCG deposits.

SELECTED FINANCIAL INFORMATION

--------------------------- ----------------------- ----------------------- -------------------------
                              2nd Quarter Ended       1st Quarter Ended        4th Quarter Ended
                                June 30, 2004           March 31, 2004         December 31, 2003
--------------------------- ----------------------- ----------------------- -------------------------
Revenue                                   $    Nil                $    Nil                  $    Nil
Loss for period                        $   119,000             $   401,000                 $  33,000
Loss per share                         $      0.01             $      0.07                 $    0.01
Total assets                           $ 1,408,000             $ 1,466,000                 $ 172,000
Shareholders' equity                   $ 1,279,000             $ 1,398,000                 $ 162,000
--------------------------- ----------------------- ----------------------- -------------------------

The information for the 4th quarter ended December 31, 2004, related to the period from incorporation in September 2003 to December 2003.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company had working capital of $1,141,566 up from $162,413 at December 31, 2003. This increase resulted from the net proceeds of the initial public offering less operating and mineral property costs incurred during 2004. Subsequent to the end of the period, the Company acquired an option on two gold concessions in Mexico and agreed to expend $1.5 million by December
2006.

Also subsequent to the end of the period, the Company secured additional financing for the Bear project amounting to $125,660 in flow-through common shares for the issuance of 103,000 shares (before the stock split).

During 2004, The Company will be looking at additional financing sources to provide for ongoing administrative and required exploration costs as well as for the acquisition of new mineral projects.

CONTRACTUAL OBLIGATIONS                                         Payments due by period ($,000)
-------------------------------------------     ---------------------------------------------------------------------
                                                       Total        2004        2005-7         2008-9      After 2009
                                                ------------- ----------- ------------- -------------- --------------

Mineral properties                                     6,632         412         4,150          2,070               -
Operating agreements                                     122          82            40              -               -
                                                ------------- ----------- ------------- -------------- --------------
                                                       6,754         494         4,190          2,070               -
                                                ------------- ----------- ------------- -------------- --------------

The ability of the Company to successfully acquire additional mineral projects is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

SHARES ISSUED AND OUTSTANDING
At August 6, 2004, the issued and outstanding common shares of the Company totalled 36,000,000 which number is after the stock split. In addition,
1,000,000 stock options have been granted to purchase common shares and 206,000 shares will be issued for the flow-through financing.

RELATED PARTY TRANSACTIONS
During the six months ended June 30, 2004, consulting fees paid to the President of the Company totalled $60,000. This amount included $15,000 which was retroactive to 2003.

RISKS AND UNCERTAINTIES
EXPLORATION AND DEVELOPMENT RISKS
The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of commercial ore.
Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing

will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES
Mineral properties and deferred exploration expenditures represent the capitalized expenditures related to the acquisition, exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification. CICA Handbook Section 1581 Business Combinations
defines such assets as intangible assets while CICA Handbook Section 3061 defines acquired mineral rights as property, plant and equipment. In the United
States, the Securities and Exchange Commission has interpreted FASB 141 Business
Combinations, which is consistent with CICA HB 1581, in such a way that under
U.S. GAAP mineral rights are classified as intangible assets. The issue has been referred to the Emerging Issues Task Force ("EITF") for its consideration. There can be no certainty as to the conclusions that will be reached under US GAAP, nor as to whether Canadian GAAP will continue to allow alternate treatments.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS
ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement
Obligations." Under this Section, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset.
The Company is required to adopt Section 3110 on January 1, 2004 The Company has determined that the impact of implementation of these guidelines on its 2004 consolidated financial statements will not be material.

                             NOTICE TO SHAREHOLDERS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                       NORTHWESTERN MINERAL VENTURES INC.

Responsibility for Financial Statements

The accompanying financial statements for Northwestern Minerals Ventures Inc.
have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the
Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Northwestern Minerals Ventures Inc. have not performed a review of the unaudited financial statements for the three and six months ended June
30, 2004 and June 30, 2003.

NORTHWESTERN MINERAL VENTURES INC.

BALANCE SHEETS

                                                                      June 30,     December 31,
                                                                        2004          2003
                                                                    (Unaudited)     (Audited)
-----------------------------------------------------------------------------------------------

ASSETS

Current
     Cash and equivalents                                           $ 1,234,991    $   172,413
     Amounts receivable and prepaid expenses                             36,147           --
-----------------------------------------------------------------------------------------------
                                                                      1,271,138        172,413

Mineral properties and deferred exploration expenditures (Note 3)       137,227           --
-----------------------------------------------------------------------------------------------
                                                                    $ 1,408,365    $   172,413
===============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
     Accounts payable and accrued liabilities                       $   129,572    $    10,000
-----------------------------------------------------------------------------------------------

Shareholders' equity

Share capital
     Authorized - unlimited common shares
     Issued
           Common shares (Note 2)                                     1,523,547            101
     Contributed surplus                                                308,000           --
     Special Warrants                                                      --          195,409
Deficit                                                                (552,754)       (33,097)
-----------------------------------------------------------------------------------------------
                                                                      1,278,793        162,413
-----------------------------------------------------------------------------------------------

                                                                    $ 1,408,365    $   172,413
===============================================================================================

NORTHWESTERN MINERAL VENTURES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

                                                     Three Months Ended       Six Months Ended
                                                           June 30,                June 30,
                                                         (Unaudited)             (Unaudited)

                                                      2004         2003       2004          2003
--------------------------------------------------------------------------------------------------

Expenses
    Management and administrative services         $  22,500    $    --     $  60,000    $   --
    Investor relations, and business development      59,677         --        89,290        --
    Professional fees                                 27,073         --        49,461        --
    Office and administration                          9,489         --        12,906        --
    Compensation expense (Note 4)                       --           --       308,000        --
                                                   ---------    ---------   ---------    --------
                                                     118,739         --       519,657        --
                                                   ---------    ---------   ---------    --------

Net loss for the period                             (118,739)        --      (519,657)       --

DEFICIT, beginning of period                        (434,015)        --       (33,097)       --
                                                   ---------    ---------   ---------    --------

DEFICIT, end of period                             $(552,754)   $    --     $(552,754)   $   --
                                                   =========    =========   =========    ========

---------------------------------------------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.

STATEMENTS OF CASH FLOWS

                                                              Three Months ended                   Six Months Ended
                                                                   June 30,                            June 30,
                                                                  (Unaudited)                        (Unaudited)
                                                             2004             2003              2004              2003
---------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in)

OPERATING ACTIVITIES
   Net loss for the period                             $    (118,739)   $      -           $     (519,657)  $      -
   Compensation expense (Note 4)                              -                -                   308,000         -
   Changes in non-cash working capital items                   33,411          -                    83,425         -
                                                       ---------------  ---------------    ---------------  ---------------
                                                             (85,328)          -                 (128,232)         -
                                                       ---------------  ---------------    ---------------- ---------------
INVESTING ACTIVITIES
        Deferred exploration expenditures                   (115,030)          -                 (137,227)         -
                                                       ---------------  ---------------    ---------------- ---------------

FINANCING ACTIVITIES
   Issue of common shares, net of costs                       -                -                 1,328,037         -
                                                       ---------------  ---------------    ---------------  ---------------

Change in cash and equivalents                              (200,358)          -                 1,062,578         -

Cash and equivalents, beginning of period                   1,435,349          -                   172,413         -
                                                       ---------------  ---------------    ---------------  ---------------

Cash and equivalents, end of period                    $    1,234,991   $      -           $     1,234,991  $      -
                                                       ===============  ===============    ===============  ===============
---------------------------------------------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
Six Months Ended June 30, 2004
(Unaudited)
--------------------------------------------------------------------------------

1. ACCOUNTING POLICIES

The management of Northwestern Mineral Ventures Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003.

The disclosure in these interim financial statements does not conform in all respects to generally accepted accounting principles in Canada for annual financial reporting.

As at June 30, 2004, the Company had cash of $1,234,991 and working capital of
$1,141,566. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due. However, the Company does not have sufficient resources to meet its exploration property commitments as described in Notes 6 and 8(b) of the audited December 31, 2003 financial statements and Note 8 of these unaudited financial statements.

The Company's ability to continue operations and meet its exploration property commitments is dependent on management's ability to secure additional financing.
Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is substantial doubt about the ability of the Company to continue as a going concern.

These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2004 are not indicative of the results that may be expected for the full year ending December 31, 2004.

These statements follow the same accounting policies as the December 31, 2003 audited financial statements.

2. SHARE CAPITAL

                                          Shares        Amount
--------------------------------------------------------------------

Balance, December 31, 2003 (audited)     1,000,000   $       101
Private placement *                     15,000,000     1,500,000
Cost of issue - cash laid out                 --        (171,963)
Special warrants exercised **            2,000,000       195,409
                                       -----------   -----------
Balance, June 30, 2004 (unaudited)      18,000,000   $ 1,523,547
                                       ===========   ===========

--------------------------------------------------------------------

(*) The Company entered into an Agency Agreement with Dominick & Dominick
Securities Inc. ("Dominick") to appoint Dominick as agent of the Company to offer for sale, on a best efforts basis, by way of prospectus, a minimum of
8,000,000 and a maximum of 15,000,000 common shares of the Company, at a price of $0.10 per share, for aggregate proceeds of a minimum of $800,000 and a maximum of $1,500,000 (the "Offering"). The gross proceeds of the Offering will be used for exploration of its existing properties, the search and acquisition of additional properties and for general corporate purposes. The offering was completed February 26, 2004 through the sale of 15,000,000 common shares for gross proceeds of $1,500,000.

Pursuant to the Agency Agreement, Dominick received a commission equal to 7% of the gross proceeds of the Offering ($0.007) per common share for an aggregate commission of $105,000. Final receipt for the prospectus was obtained January
12, 2004.

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
Six Months Ended June 30, 2004
(Unaudited)
--------------------------------------------------------------------------------

2. SHARE CAPITAL (Continued)

(**) The special warrants referred to in Note 3(d) of the audited December 31,
2003 financial statements were exercised at no additional cost into 2,000,000 common shares.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

At June 30, 2004, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

                              Opening                                 Ending          Ending
                              Balance                                 Balance        Balance
                            January 1,                                June 30,      December 31,
                               2004               Additions             2004           2003
------------------------------------------------------------------------------------------------

Bear Project (1)          $      -               $   137,227       $   137,227       $     -
------------------------------------------------------------------------------------------------

The Company and Fronteer Development Group Inc. ("Fronteer") executed a definitive formal agreement along with an amending agreement to earn an interest in the Conjuror, Achook and McPhoo claims in the Northwest Territories. Refer to
Note 6 and Note 8(b) of the audited December 31, 2003 financial statements for further details.

On June 25, 2004, the Company secured the option rights to the Longtom claims from Fronteer Development Group. The Longtom claims will be an "after acquired"
addition to the Company's existing option rights on the Bear Project. As part of the agreement, the companies agreed to share equally the proposed $1 million program on these claims. This expenditure will satisfy the Company's first year expenditure commitment on the Bear Project.

4. STOCK OPTIONS AND CONTRIBUTED SURPLUS

                                        Number of           Weighted Average
                                          Options             Exercise Price
                                                                   ($)
--------------------------------------------------------------------------------
     Balance, December 31, 2003                  nil               0.00
     Granted                                 500,000               1.21
                                      ---------------              ----

     Balance,  June 30, 2004                 500,000               1.21
                                      ---------------              ----

--------------------------------------------------------------------------------

On March 26, 2004, 350,000 stock options were given to directors and officers of the Company. For purposes of estimating the fair market value under the
Black-Scholes option pricing model, the options were valued at $308,000. The following assumptions were used to estimate this figure: expected dividend yield
- 0%; expected volatility - 100%; risk-free interest rate - 4.0%; and an expected average life of 5 years.

On April 23, 2004, 150,000 stock options were issued to a firm that provides investor relations to the Company. The following assumptions were used under the
Black-Scholes option pricing model: dividend yield of 0%; expected volatility of
100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $128,850 and will be expensed in the statement of operations and deficit as these options vest on the third, sixth, ninth and twelfth month anniversary of their grant. As of June 30, 2004, no amount has been charged to the statement of operations and deficit and contributed surplus.

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
Six Months Ended June 30, 2004
(Unaudited)
--------------------------------------------------------------------------------
4. STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

As at June 30, 2004, the Company had the following stock options outstanding:

                         NUMBER OF           EXERCISE             EXPIRY
                          OPTIONS            PRICE ($)             DATE
--------------------------------------------------------------------------------
                            350,000            1.15             March 26, 2009
                            150,000            1.35             April 23, 2007
                     --------------
                            500,000
                     --------------
--------------------------------------------------------------------------------

5. LOSS PER SHARE

The basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is anti-dilutive for both periods presented.

The following table sets forth the computation of basic and diluted loss per share:

                                                         Three Months ended                  Six Months Ended
                                                              June 30,                           June 30,
                                                             (Unaudited)                       (Unaudited)
                                                      2004              2003               2004              2003

----------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share               $        (0.01)      $          0.00  $        (0.04)  $          0.00
                                               ----------------     ---------------  ---------------  ----------------

Numerator:

   Net loss for the period                     $     (118,739)      $      -         $     (519,657)  $      -
                                               ----------------     ---------------  ---------------  ----------------

Denominator:

   Weighted average number of common shares        18,000,000              -             12,643,836          -
                                               ----------------     ---------------  ---------------  ----------------
----------------------------------------------------------------------------------------------------------------------

6. RELATED PARTY TRANSACTIONS

Management and administrative services totalling $60,000, were expensed and paid to certain officers of the Company.

7. INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.
This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited December 31, 2003 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
Six Months Ended June 30, 2004
(Unaudited)
--------------------------------------------------------------------------------

8. SUBSEQUENT EVENTS

On July 16, 2004 the Company entered into an Option Agreement with RNC Gold Inc.
to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico and the 3,500 hectare Tango gold concession in
Sinaloa, Mexico. In order to earn its interest, the Company must expend C$1.5 million in exploration expenditures, on or before December 31, 2006. The Company has committed to spending $500,000 in year one and $1-million in year two. Also part of the agreement, the Company must generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year.

On July 21, 2004, the Company completed a stock split effective July 23,2004, pursuant to which each issued common share of the Company will be subdivided into two common shares. It is expected that the greater number of outstanding new common shares resulting from the stock split (the "New Shares") will provide a wider opportunity for investors to become shareholders of the Company and increase liquidity in the Company's listed securities. The stock split was approved at the annual and special meeting of the shareholders of the Company held on June 23, 2004. Each registered holder of common shares of the Company of record on July 27, 2004 will receive one (1) additional New Share for every common share held.

Subsequent to the end of the period, the Company arranged a private placement flow-through financing consisting of 103,000 common shares (prior to the stock split) for proceeds of $125,660.

The Company currently has 36,000,000 common shares issued and outstanding after the stock split and on a diluted basis there would be 37,206,000 shares outstanding.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Northwestern Mineral Ventures Inc.

                                             By: /s/ Kabir Ahmed
                                             -------------------
                                                 Kabir Ahmed
                                                 President

Date: August 12, 2004